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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2000


                                                             OMB APPROVAL
                                                         OMB NUMBER: 3235-0515
                                                       EXPIRES: JANUARY 31, 2002
                                                       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER RESPONSE: 43.5


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ADAC LABORATORIES

                       (NAME OF SUBJECT COMPANY (ISSUER))

                     PHILIPS MEDICAL ACQUISITION CORPORATION

                          A WHOLLY OWNED SUBSIDIARY OF

                            PHILIPS HOLDING USA INC.

                          A WHOLLY OWNED SUBSIDIARY OF

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                            (NAMES OF FILING PERSONS)

                                  COMMON STOCK,
                                  NO PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    005313200

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              Carlo Van Der Akker
                                General Counsel
                   Philips Medical Systems International B.V.
                      Legal Department - Building QM-228
                                 Veenpluis 4-6
                                  5684 PC Best
                                the Netherlands
                                 31 40 276 2695



           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 with a copy to:

                              MATTHEW G. HURD, ESQ.
                               SULLIVAN & CROMWELL
                              1870 Embarcadero Road
                         Palo Alto, California 94303-3308
                                 (650) 461-5600

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                            CALCULATION OF FILING FEE

          Transaction valuation                     Amount of filing fee



Not Applicable.


/ /      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

/X/      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.

/ /      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEMS 1 - 11, 13.

Not Applicable.

ITEM 12.   EXHIBITS.

Exhibit 99.1 Text of Press Release issued by Koninklijke Philips Electronics N.V. and ADAC Laboratories on November 13, 2000.




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